Exhibit 99.3

PRESS RELEASE

Affimed Reports First Quarter 2023 Financial Results and Highlights Operational Progress

•

AFM13 combination with AB-101 NK cells: Received IND clearance from the FDA for a phase 2 clinical trial investigating the combination therapy in relapsed/refractory (r/r) classical Hodgkin Lymphoma (cHL) and peripheral T Cell Lymphoma (PTCL). Affimed expects to initiate clinical trial in Q3 2023 and report initial data in H1 2024

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AFM24 monotherapy: Data from non-small cell lung cancer (NSCLC) expansion cohort accepted for poster presentation; data from colorectal cancer (CRC) cohort accepted for online publication at the American Society of Clinical Oncology (ASCO) 2023 meeting

•	AFM24 combinations: Data from the combinations with atezolizumab and SNK01 expected to be presented in H2 2023

•	AFM28: Cleared first dose cohort without dose limiting toxicities in first-in-human monotherapy dose escalation study in patients with CD123-positive r/r acute myeloid leukemia (AML)

•	Cash runway into 2025: As of March 31, 2023, cash and cash equivalents were €155.8 million

Heidelberg, Germany, May 23, 2023 – Affimed N.V. (Nasdaq: AFMD) (“Affimed” or the “Company”), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, today reported financial results and provided an update on clinical and corporate progress for the first quarter of 2023.

“I’m pleased to report that we received FDA clearance to proceed with a phase 2 study of the combination therapy of AFM13 with AB-101 in cHL and PTCL, a major milestone in our development efforts to bring forward this therapy which holds great promise for patients with these difficult-to-treat cancers,” said Adi Hoess, Chief Executive Officer of Affimed. “Additionally, with the progress we’ve made with AFM24 and AFM28, we believe our ICE® pipeline holds great promise for cancer patients and may potentially drive significant shareholder value.”

Program Updates

AFM13 (CD30/CD16A)

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AFM13-203 (LuminICE-203): Investigational new drug (IND) application cleared by FDA for a phase 2 clinical study to investigate AFM13 in combination with Artiva’s AB-101 natural killer (NK) cells. Affimed expects to initiate the combination clinical trial in the third quarter of 2023.

During the IND process, Affimed requested FDA feedback on the suitability of the study to support an accelerated approval in cHL. At the recommendation of the FDA, in parallel to advancing the study, Affimed expects to have further discussions with the agency on the requirements for a registration application in the U.S.

AFM13-203 (LuminICE-203) will build on data generated from the Company’s AFM13-104 study which demonstrated the promise of AFM13 in combination with cord blood-derived NK (cbNK) cells for the treatment of r/r cHL and non-Hodgkin lymphoma (NHL) patients. Data from the study, presented at the American Society of Hematology 2022 annual meeting, demonstrated a 94% objective response rate (ORR) and a complete response rate (CR) rate of 71% in 35 heavily pre-treated CD30-positive Hodgkin lymphoma (HL) and Non-Hodgkin lymphoma (NHL) patients treated at the recommended phase 2 dose (RP2D). 63% of patients (n=24) treated at the RP2D with at least 6 months of follow-up after the initial infusion remained in CR for at least 6 months. In addition, the treatment was well tolerated with no cases of cytokine release syndrome, immune effector cell-associated neurotoxicity or graft versus host disease observed.

A pre-clinical data set of AFM13 in combination with AB-101 has been accepted for a poster presentation at 17th International Conference for Malignant Lymphoma (ICML) taking place in Lugano, Switzerland on June 13-17, 2023.

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AFM13-202: An oral, encore presentation of data from the monotherapy study has also been accepted at ICML. A post-hoc subgroup analysis from the AFM13 REDIRECT study in patients with r/r Peripheral T Cell Lymphoma (PTCL) was accepted as a poster presentation at the European Hematology Association (EHA) Congress taking place in Frankfurt, Germany on June 8-11, 2023.

AFM24 (EGFR/CD16A)

•	Affimed expects to provide data updates from the three AFM24 ongoing studies during 2023.

•

AFM24-101: For the monotherapy study, the Company will present data from approximately 15 patients from each of the non-small cell lung cancer (NSCLC) and colorectal cancer (CRC) expansion cohorts at the 2023 American Society for Clinical Oncology (ASCO) Annual Meeting.

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AFM24-102: In the phase 1/2a combination study of AFM24 with the anti-PD-L1 checkpoint inhibitor atezolizumab (Tecentriq®) in patients with advanced epidermal growth factor receptor-expressing solid tumors, a 480 mg weekly dose of AFM24 was confirmed as the R2PD. The treatment showed a well-managed safety profile to date. Affimed expects to present data from AFM24-102 during the second half of 2023.

Expansion cohorts for AFM24-102, which include patients with NSCLC (EGFR wildtype), gastric and gastroesophageal junction adenocarcinoma, and a basket cohort evaluating pancreatic/hepatocellular/biliary tract cancer, were opened during in the first quarter of 2023 and are actively enrolling patients.

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AFM24-103: In the phase 1/2a combination study of AFM24 with SNK01, NKGen Biotech’s ex vivo expanded and activated autologous NK cell therapy, enrollment continues in the second dose cohort to confirm 480 mg AFM24 weekly as the RP2D. No dose- limiting toxicities (DLTs) have been observed to date. The Company expects to complete the dose escalation part of the study during 2023 and present data from the study during the second half of 2023.

AFM24-103 is focused on the treatment of patients with non-small cell lung cancer (NSCLC, EGFR-wildtype), squamous cell carcinoma of the head and neck, and CRC.

AFM28 (CD123/CD16A)

In March 2023, Affimed initiated a phase 1 multi-center, open label, first-in-human dose escalation study of the innate cell engager (ICE®) AFM28 monotherapy in patients with CD123-positive r/r acute myeloid leukemia (AML). The first dose cohort of the study was completed without any dose limiting toxicities and the Company is actively recruiting patients in the second dose cohort.

AFM28 is Affimed’s tetravalent, bispecific CD123- and CD16A-binding ICE® designed to bring a new immunotherapeutic approach to patients with CD123-positive myeloid malignancies, including Acute Myeloid Leukemia and Myelodysplastic Syndrome (MDS).

Clinical development of AFM28 is planned as both single-agent and in combination with NK cells.

Partnerships and Collaborations

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At AACR 2023, Affivant presented two posters highlighting preclinical data that demonstrated the potent anti-tumor activity and tolerability profile of AFVT-2101. Affivant disclosed that it expects to initiate phase 1 clinical trials in 2023.

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As of the end of 2022, Affimed had completed work on and/or handed over all product candidates covered by the strategic collaboration with Genentech. Further development of these product candidates is at the discretion of Genentech.

Other Corporate Updates

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In April 2023, Affimed conducted a reorganization of its operations to focus on its three clinical programs. As a result, the Company reduced its full-time equivalent headcount by approximately 25 percent.

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In May 2023, Affimed published its inaugural Sustainability Report. The report provides an overview of the Company’s dedication to sustainability and its commitment and dedication to environmental, social responsibility and corporate governance. A copy of the report is available on the Company’s website at www.affimed.com.

First Quarter 2023 Financial Highlights

Affimed’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are presented in Euros (€), the Company’s functional and presentation currency.

As of March 31, 2023 cash and cash equivalents totaled €155.8 million compared to €190.3 million on December 31, 2022.

Based on our current operating plan and assumptions, we anticipate that our cash and cash equivalents will support operations into 2025.

Net cash used in operating activities for the quarter ended March 31, 2023 was €33.2 million compared to €28.4 million for the same period of 2022.

Total revenue for the quarter ended March 31, 2023, was €4.5 million compared with €8.0 million for the quarter ended March 31, 2022. Revenue predominately relates to the Genentech and Roivant collaborations.

Research and development expenses for the quarter ended March 31, 2023, increased by 60.7% from €18.4 million for the quarter ended March 31, in 2022 to €29.5 million in 2023. The increase was primarily due to higher expenses associated with the development of the AFM13 and AFM24 programs, a result of an increase in procurement of clinical trial material, increased clinical trial costs and manufacturing costs and increased costs associated with other early-stage programs and infrastructure.

General and administrative expenses decreased 2.8% from €7.0 million in the quarter ended March 31, 2022, to €6.9 million in the quarter ended March 31, 2023. An increase in personnel costs was offset by a decline in legal, consulting and insurance expenses.

Net finance income/costs for the quarter ended March 31, 2023 decreased from income of €0.5 million in the quarter ended March 31, 2022, to costs of €0.5 million in the quarter ended March 31, 2023. Net finance income/costs are largely due to foreign exchange gains/losses related to assets denominated in U.S. dollars as a result of currency fluctuations between the U.S. dollar and Euro during the year.

Net loss for the quarter ended March 31, 2023 was €32 million, or €0.21 loss per common share compared with a net loss of €16.7 million, or €0.14 loss per common share, for the quarter ended March 31, 2022.

The weighted number of common shares outstanding for the for quarter ended March 31, 2023 was 149.3 million.

Additional information regarding these results will be included in the notes to the consolidated financial statements as of March 31, 2023, included in Affimed’s filings with the U.S. Securities and Exchange Commission (SEC).

Note on International Financial Reporting Standards (IFRS)

Affimed prepares and reports consolidated financial statements and financial information in accordance with IFRS as issued by the IASB. None of the financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles. Affimed maintains its books and records in Euro.

Conference Call and Webcast Information

Affimed will host a conference call and webcast on May 23, 2023, at 8:30 a.m. EDT / 14:30 CET to discuss first quarter 2023 financial results and corporate developments.

The conference call will be available via phone and webcast. The live audio webcast of the call will be available in the “Webcasts” section on the “Investors” page of the Affimed website at https://www.affimed.com/investors/webcasts-and-corporate-presentation/. To access the call by phone, please use link: https://register.vevent.com/register/BIed97601353374e7a9d7a85f39e91f238, and you will be provided with dial-in details and a pin number.

Note: To avoid delays, we encourage participants to dial into the conference call 15 minutes ahead of the scheduled start time. A replay of the webcast will be accessible at the same link for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer by actualizing the untapped potential of the innate immune system. The Company’s proprietary ROCK® platform enables a tumor-targeted approach to recognize and kill a range of hematologic and solid tumors, enabling a broad pipeline of wholly-owned and partnered single agent and combination therapy programs. The ROCK® platform predictably generates customized innate cell engager (ICE®) molecules, which use patients’ immune cells to destroy tumor cells. This innovative approach enabled Affimed to become the first company with a clinical-stage ICE®. Headquartered in Heidelberg, Germany, with offices in New York, NY, Affimed is led by an experienced team of biotechnology and pharmaceutical leaders united by a bold vision to stop cancer from ever derailing patients’ lives. For more about the Company’s people, pipeline and partners, please visit: www.affimed.com.

Forward-Looking Statement

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding the Company’s intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the potential of AFM13, AFM24, AFM28 and the Company’s other product candidates, the value of its ROCK® platform, its ongoing and planned preclinical development and clinical trials, its collaborations and development of its products in combination with other therapies, the timing of and its ability to make regulatory filings and obtain and maintain regulatory approvals for its product candidates, its intellectual property position, its collaboration activities, its ability to develop commercial functions, clinical trial data, its results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which it operates, the macroeconomic trends that may affect the industry or the Company, such as the instability in the banking sector experienced in the first quarter of 2023, impacts of the COVID-19 pandemic, the benefits to Affimed of orphan drug designation, the impact on its business by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties, such as the Russia-Ukraine conflict, the fact that the current clinical data of AFM13 in combination with NK cell therapy is based on AFM13 precomplexed with fresh allogeneic cord blood-derived NK cells from The University of Texas MD Anderson Cancer Center, as opposed to Artiva’s AB-101 and other uncertainties and factors described under the heading “Risk Factors” in Affimed’s filings with the SEC. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

Investor Relations Contact

Alexander Fudukidis

Director, Investor Relations

E-Mail: a.fudukidis@affimed.com

Tel.: +1 (917) 436-8102

Affimed N.V.

Unaudited consolidated statements of comprehensive loss

(in € thousand)

	For the three months ended March 31
	2023	2022
Revenue	4,510	8,006
Other income – net	410	284
Research and development expenses	(29,531)	(18,379)
General and administrative expenses	(6,850)	(7,045)

Operating loss	(31,461)	(17,134)
Finance income / (costs) – net	(519)	471

Loss before tax	(31,980)	(16,663)
Income taxes	(3)	(2)

Loss for the period	(31,983)	(16,665)

Other comprehensive loss
Items that will not be reclassified to profit or loss
Equity investments at fair value OCI – net change in fair value	0	(6,174)

Other comprehensive loss	0	(6,174)

Total comprehensive loss	(31,983)	(22,839)

Basic and diluted loss per share in € per share (undiluted = diluted)	(0.21)	(0.14)
Weighted number of common shares outstanding	149,339,335	123,444,217

Affimed N.V.

Consolidated statements of financial position

(in € thousand)

	March 31, 2023 (unaudited)	December 31, 2022
ASSETS
Non-current assets
Intangible assets	52	58
Leasehold improvements and equipment	3,673	3,823
Right-of-use assets	436	561

	4,161	4,442
Current assets
Cash and cash equivalents	155,848	190,286
Trade and other receivables	2,042	2,697
Inventories	667	628
Other assets and prepaid expenses	5,240	2,459

	163,797	196,070
TOTAL ASSETS	167,958	200,512
EQUITY AND LIABILITIES
Equity
Issued capital	1,493	1,493
Capital reserves	587,001	582,843
Fair value reserves	(1,231)	(1,231)
Accumulated deficit	(462,173)	(430,190)

Total equity	125,090	152,915
Non current liabilities
Borrowings	10,344	11,687
Contract liabilities	928	1,083
Lease liabilities	158	176

Total non-current liabilities	11,430	12,946
Current liabilities
Trade and other payables	20,147	19,077
Borrowings	5,930	5,930
Lease liabilities	290	396
Contract liabilities	5,071	9,248

Total current liabilities	31,438	34,651
TOTAL EQUITY AND LIABILITIES	167,958	200,512

Affimed N.V.

Unaudited consolidated statements of cash flows

(in € thousand)

	For the three months ended March 31
	2023	2022
Cash flow from operating activities
Loss for the period	(31,983)	(16,665)
Adjustments for the period:
- Income taxes	3	2
- Depreciation and amortization	289	352
- Share-based payments	4,158	4,247
- Finance income / (costs) – net	519	(471)

	(27,014)	(12,535)
Change in trade and other receivables	655	262
Change in inventories	(39)	(64)
Change in other assets and prepaid expenses	(2,781)	(2,435)
Change in trade, other payables, provisions and contract liabilities	(4,235)	(13,336)

	(33,414)	(28,108)
Interest received	520	27
Paid interest	(347)	(337)
Paid income tax	(3)	(2)

Net cash used in operating activities	(33,244)	(28,420)

Cash flow from investing activities
Purchase of leasehold improvements and equipment	(8)	(106)

Net cash used for investing activities	(8)	(106)

Cash flow from financing activities
Proceeds from issue of common shares, including exercise of share-based payment awards	0	61
Transaction costs related to issue of common shares	0	(35)
Repayment of lease liabilities	(124)	(172)
Repayment of borrowings	(510)	(23)

Net cash used for financing activities	(634)	(169)

Exchange rate related changes of cash and cash equivalents	(552)	915
Net changes to cash and cash equivalents	(33,886)	(28,695)
Cash and cash equivalents at the beginning of the period	190,286	197,630

Cash and cash equivalents at the end of the period	155,848	169,850

Affimed N.V.

Unaudited consolidated statements of changes in equity for the year

(in € thousand)

	Issued capital	Capital reserves	Fair Value reserves	Accumulated deficit	Total equity
Balance as of January 1, 2022	1,234	474,087	(5,973)	(333,397)	135,951

Exercise of share-based payment awards		61			61
Equity-settled share-based payment awards		4,247			4,247
Loss for the period				(16,665)	(16,665)
Other comprehensive loss			(6,174)		(6,174)

Balance as of March 31, 2022	1,234	478,395	(12,147)	(350,062)	117,420

Balance as of January 1, 2023	1,493	582,843	(1,231)	(430,190)	152,915

Equity-settled share-based payment awards		4,158			4,158
Loss for the period				(31,983)	(31,983)

Balance as of March 31, 2023	1,493	587,001	(1,231)	(462,173)	125,090